ZOOZ Power Ltd.

4B Hamelacha St.

Lod 7152008

Israel

VIA EDGAR

June 7, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten

Jan Woo

Re:	ZOOZ Power Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-279223)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 3:00 p.m., Eastern Time, on Monday, June 10, 2024, or as soon as practicable thereafter.

Very truly yours,

ZOOZ POWER LTD.

By:	/s/ Avi Cohen
Name:	Avi Cohen
Title:	Executive Chairman of the Board of Directors

cc:	Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP

Steven M. Skolnick, Esq.
Lowenstein Sandler LLP